

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 4, 2017

Bin Li
Chief Executive Officer
Bitauto Holdings Limited
New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People's Republic of China

       Re: **Bitauto Holdings Limited**
                Form 20-F for the Fiscal Year Ended December 31, 2016
                Filed April 28, 2017
                File No. 001-34947

Dear Mr. Li:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Craig D. Wilson

                               Craig D. Wilson
                               Senior Assistant Chief Accountant
                               Office of Information Technologies
                               and Services